UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)

Micrel, Incorporated
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

59473101
(CUSIP Number)

Obrem Capital Management, LLC 733 3rd Avenue 11th Floor New York, New York 10017 Telephone - (646) 454-5311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,852,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

8,852,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,852,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (GP), LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,852,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

8,852,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,852,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Rechtschaffen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,852,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

8,852,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,852,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Offshore Master, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,135,959

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

5,135,959

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,135,959

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (QP), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,716,731

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,716,731

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,716,731

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	59473101

Item 1.	Security and Issuer.

The name of the issuer is Micrel, Incorporated (the "Issuer").  The address of the Issuer's principal office is 2180 Fortune Drive, San Jose, CA.  This Schedule 13D relates to the Issuer's Common Stock, no par value (the "Shares").

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly by Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew Rechtschaffen and Obrem Capital Offshore Master, L.P. (collectively, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 733 3rd Avenue, 11th Floor, New York, New York 10017.

(c) Andrew Rechtschaffen is the managing member of Obrem Capital Management, LLC and Obrem Capital (GP), LLC, investment management firms that serve as the investment manager and general partner, respectively, to Obrem Capital Offshore Master, L.P.  Obrem Capital Management, LLC and Obrem Capital (GP), LLC also serve as investment manager or general partner, respectively, to several other private investment vehicles.

(d) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) Andrew Rechtschaffen is a citizen of the United States.  Obrem Capital Management, LLC and Obrem Capital (GP), LLC are Delaware limited liability companies.  Obrem Capital Offshore Master, L.P. is a Cayman Islands exempted limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the private investment vehicles managed by the Reporting Persons.

The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $55,329,312.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons are being held for investment purposes only.  The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business or investment activities, as the case may be.  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

On March 19, 2009, the Reporting Persons entered into the written agreement with the Issuer attached to this Schedule 13D as Exhibit C.  See Item 6 “Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer”, below.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)

As of the date of this filing, Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen may be deemed to be the beneficial owner of 8,852,690 Shares or 12.9% of the Shares of the Issuer, based upon the 65,378,655 Shares outstanding as of February 11, 2009.  As of the date of this filing, Obrem Capital Offshore Master, L.P. may be deemed to be the beneficial owner of 5,135,959 Shares or 7.9% of the Shares of the Issuer.  As of the date of this filing, Obrem Capital (QP), L.P. may be deemed to be the beneficial owner of 3,716,731 Shares 5.7% of the Shares of the Issuer.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 8,852,690  Shares.  Obrem Capital Offshore Master, L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,135,959 Shares.  Obrem Capital (QP), L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,716,731 Shares.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 8,852,690 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 5,135,959 Shares.  Obrem Capital (QP), L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,716,731Shares.

The trading date, number of Shares sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were effected in open market transactions.

The Shares were acquired for investment purposes.  Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew Rechtschaffen, Obrem Capital Offshore Master, L.P. and Obrem Capital (QP), L.P. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 19, 2009, the Reporting Persons entered into a letter agreement (the “Agreement”) with the Issuer relating to certain matters with respect to the manner of sale and voting of the Shares until the earlier of March 24, 2010, a change of control of the Issuer or the sale of all or substantially all of the Issuer’s assets or such time as the Reporting Persons beneficially own less than 5% of the Issuers issued and outstanding shares.  A copy of the Agreement is attached to this Schedule 13D as Exhibit C.

Item 7.	Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

B.  A description of the transactions in the Shares that were effected by the Reporting Persons during the past 60 days is filed herewith as Exhibit B.

C.  A copy of the March 19, 2009 Agreement relating to the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2009
(Date)

Obrem Capital Management, LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
AGREEMENT

The undersigned agree that this Schedule 13D dated March 24, 2009, and any further amendments hereto, relating to the Common Stock, no par value, of Micrel, Incorporated shall be filed on behalf of the undersigned.

March 24, 2009
(Date)

Obrem Capital Management, LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Exhibit B

Transactions – Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen

Date of Transaction	Title of Class	Number of Shares Sold	Price Per Share

2/11/2009	Common Stock, no par value	996,823	$6.25
2/11/2009	Common Stock, no par value	886,177	$6.25

Transactions – Obrem Capital Offshore Master, L.P.

Date of Transaction	Title of Class	Number of Shares Sold	Price Per Share

2/11/2009	Common Stock, no par value	996,823	$6.25

Transactions – Obrem Capital (QP)  L.P.

Date of Transaction	Title of Class	Number of Shares Sold	Price Per Share

2/11/2009	Common Stock, no par value	886,177	$6.25

Exhibit C

March 19, 2009

Micrel, Incorporated
2180 Fortune Drive
San Jose, CA 95131
Attn: Ray Zinn, President, CEO and Chairman of the Board

Ladies and Gentlemen:

Subject to the terms and conditions set forth below, we hereby agree with Micrel Incorporated (the "Company") as follows:

1.           We agree that, until March 24, 2010, without the prior approval of the Board of Directors (the "Board") of the Company, we will not make, or in any way finance or participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 under-the Securities Exchange Act of 1934, as amended (the "Exchange Act"), without regard to the exclusions set forth in Rule 14a-1(1)(2)(iv) thereunder) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company or any of its subsidiaries, in connection with any matter, or call a special shareholders’ meeting or introduce a shareholder proposal at a shareholders’ meeting for any such purpose, or make a public announcement concerning an intention to engage in any of the foregoing, or conduct or participate in any type of referendum concerning the Company; its management, Board or business.

2.           We acknowledge that we beneficially own 8,852,690 shares of Common Stock of the Company, and, until March 24, 2010, without the prior approval of the Board, we agree that we will not acquire beneficial ownership of any additional shares of Common Stock (or derivative or other rights in respect of shares of Common Stock) or the right or rights to acquire or vote additional voting securities of the Company, provided, however, we may acquire additional shares of Common Stock (or rights in respect thereof) or the right or rights to acquire or vote additional voting securities of the Company, on a pro rata basis with other shareholders of the Company, in (i) any rights offering conducted by the Company in which any current holders of the Company’s securities are offered the opportunity, on a pro rata basis, to acquire shares or other securities, voting or non-voting, of the Company, (ii) any stock dividend, or (iii) any stock split or recapitalization. We represent and warrant that, as of the date hereof, the 8,852,690 shares of Common Stock set forth in this Paragraph 2 are the only shares of Common Stock beneficially owned by us.

3.           We agree that, until March 24, 2010, without the prior approval of the Board, we will not sell or dispose of in a single transaction or series of related transactions in excess of 300,000 shares of Common Stock (or derivative or other rights in respect thereof) to any other person or "group" (within the meaning of Rule 13d-5 under the Exchange Act) unless (i) in connection with a registered tender offer to a person or group that is not affiliated with us and is not a competitor of the Company.; (ii) prior to such sale or disposition, such shares are first offered to the Company at the same price and on the same terms and conditions as offered to such other person or "group" and if the Company shall not have accepted such offer in writing within ten business days of receipt of such offer, the Company shall be deemed to have rejected such offer; or (iii) such disposition is pursuant to a dividend or distribution made by us on a pro rata basis to our shareholders or other equity investors.

4.           We agree that we will not form, join in or in any other way participate in a "partnership, limited partnership, syndicate or other group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement; provided, however, the foregoing shall not be deemed to apply to arrangements solely among affiliated funds of Obrem Capital (GP), LLC with respect to the shares of Common Stock held by them on the date hereof or hereafter acquired in compliance with the terms of this letter agreement.

5.           We agree that, until March 24, 2010, without the prior approval of the Board, we will not engage in any action or transaction described in any of paragraphs (a) (except Obrem Capital (GP), LLC and/or its affiliated funds will be allowed to sell shares in accordance with Paragraph 3 of this letter agreement) through (j) of Item 4 of Schedule 13D promulgated by the U.S. Securities and Exchange Commission (each a "Schedule 13D Transaction") or file any amendment to the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission indicating that either of the undersigned or any of their affiliates has a plan or proposal to engage in, or that it has engaged in, a. Schedule 13D Transaction (other than an amendment filed following the execution and delivery of this letter agreement announcing such execution and delivery or subsequent filings necessitated by the terms of this letter agreement and actions by the parties thereunder). For the avoidance of doubt, "Schedule 13D Transaction" shall be deemed to include, without limitation, any discussions or communications With any persons for the purpose of encouraging or facilitating the acquisition of control, of the Company.. Notwithstanding any other provision of this Paragraph 5, it is understood and agreed that nothing herein shall be deemed to prevent our sale of Common Stock that is otherwise in accordance with this letter agreement and expressly permitted in Paragraph 3 of this letter agreement that results in a transaction described in paragraph (b) of Item 4 of Schedule 13D.

6,           We agree that, until March 24, 2010, at any meeting of the shareholders of the Company, however called, or in any other circumstance in which the vote, consent or approval of the shareholders of the Company, in their capacity as shareholders, is sought, with respect to the election or removal of directors of the Company, that we shall vote, give our consent or withhold our vote with respect thereto, or cause to be voted, all shares of Common Stock held by us, or over which we exercise voting control and to which this agreement relates, in favor of those nominees approved by the Board and against any other nominees and against any proposal to remove the directors of the Company. We agree that we will not support or participate in any "withhold the vote" or similar campaign with respect to an election of such nominees. We agree that we will not grant any proxy, power-of-attorney or other authorization in or with respect to any shares of Common Stock that are held by us, or over which we exercise voting control and to which this agreement relates, or take any other action, in our capacity as a shareholder of the Company, that would in any way restrict, limit or interfere with the performance of our obligations hereunder.

7.           We agree that all shares of Common Stock that we beneficially own as of the date of this letter agreement, and any shares of Common Stock that we acquire in accordance with the provisions of this letter agreement or with respect to which we otherwise acquire beneficial ownership or voting rights, directly or indirectly, after the date of this letter agreement, including, without limitation, shares issued upon the conversion, exercise or exchange, as the case may be, of securities, held by us that are convertible into, or exercisable or exchangeable for, shares of Common Stock, shall be subject to the terms and conditions of this letter agreement. We agree that, without the prior approval of the Board, we will not publicly disclose any intent, plan or proposal to seek any waiver or consent under, or amendment of, any provision of Sections 1 though 7 of this letter agreement.

8.           This agreement is contingent on the Company’s continuing efforts at improving operating margin consistent with economic conditions, repurchase of shares and paying a dividend as cash allows, staffing its board of directors with qualified board members and expanding its board to six members with five independent directors.

9.           The restrictions and agreements made by us contained in Paragraphs 1 through 7 shall terminate upon the earliest to occur of (i) such time as we, together with our affiliated entities, beneficially own less than 5% of the Common Stock of the Company; (ii) the Company’s material breach of any material provision of this letter agreement, which breach shall continue uncured for more than 30 days after written notice of such breach shall have been delivered by us to the Company (but any such breach hereof by the Company shall not relieve the Company of the restrictions and agreements made by it herein); (iii) the acquisition by any person or "group" that is not affiliated with us of a majority of the outstanding shares of Common Stock; (iv) the date on which the Company shall have entered into any merger, acquisition transaction or other business combination involving all or substantially all of the Company’s assets or properties; (v) March 24, 2010; or (vi) the Company (a) commences any bankruptcy, reorganization, debt arrangement, or other case or proceeding under any state or federal bankruptcy or insolvency. law, (b) applies for, consents to, or acquiesces in, the appointment of a trustee, receiver or other custodian for the- Company or all or substantially all of its property, Or makes a general assignment for the benefit of creditors, under any state or federal bankruptcy or insolvency law, (c) has a trustee, receiver, or other custodian appointed for the Company or all or substantially all of the Company’s property under any state or federal bankruptcy or insolvency law, or (d) has a bankruptcy, reorganization, debt arrangement, or other case or proceeding under any state or federal bankruptcy or insolvency law, that is involuntarily commenced against or in respect of the Company and which shall not have been dismissed within 30 days following the commencement thereof. Notwithstanding the foregoing, the restrictions and agreements made by us contained in Paragraphs 1 through 7 shall not terminate if the basis for such termination resulted from a breach by us of any provision of this letter agreement.

10.           The parties hereto acknowledge and agree that money damages would not be a sufficient remedy for any breach or threatened breach of any provision of this letter agreement, and that in addition to all other remedies which we or the Company may have, each of the parties hereto will be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach, without the necessity of posting any bond.

11.           It is understood and agreed that no failure or delay by a party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

12.           The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provisions of this letter agreement, which shall remain in full force and effect.

13.           This letter agreement, including, without limitation, the provisions of this Paragraph 12, may not be amended, modified, terminated or waived, in whole or in part, except upon the prior written approval of the Company, and us expressly so amending, modifying, terminating or waiving such agreement or any part hereof.

14,           This letter agreement shall be governed by and construed in accordance with the laws of the State of California without regard to conflicts of laws principles. Any legal action or proceeding in connection with this letter agreement or the performance hereof may be brought in the state and federal courts located in the State of California for the County of Santa Clara, or the United States District Court for the Northern District of California, and each party hereby irrevocably submits to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding. --Each party hereby irrevocably waives trial by-jury in any action, proceeding or claim brought by any party hereto or beneficiary hereof on any matter whatsoever arising out of or in any way connected with this letter agreement.

15.           The undersigned affiliates of Obrem Capital (GP), LLC will cause their respective affiliated persons and entities to comply with all of the terms and provisions hereof that are binding on such undersigned as though such affiliated persons and entities were parties hereto.

16.           This letter agreement may be executed in two or more counterparts (including by means of facsimile), each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Receipt of an executed signature page to this letter agreement by facsimile or other electronic transmission shall constitute’ effective delivery thereof. Electronic records of this executed letter agreement shall be deemed to be originals thereof.

Very truly yours,

OBREM CAPITAL OFFSHORE MASTER, L.P
By: Obrem Capital (GP), LLC, its general partner

By:	/s/ Andrew Rechtschaffen

Name:	Andrew Rechtschaffen
Title:	Managing Member

OBREM CAPITAL (QP), LP
By: Obrem Capital (GP), LLC, its general partner

By:	/s/ Andrew Rechtschaffen

Name:	Andrew Rechtschaffen
Title:	Managing Member

Confirmed and agreed to as of
the date first written above:

MICREL, INCORPORATED

By: /s/ Ray Zinn__________________________

Name:  Ray Zinn
Title:  President, CEO and Chairman of the Board

SK 25940 0001 980501